January 26, 2026

Richard Stewart
President and Chief Executive Officer
Achieve Life Sciences, Inc.
22722 29th Drive SE, Suite 100
Bothell, WA 98021

       Re: Achieve Life Sciences, Inc.
           Registration Statement on Form S-3
           Filed January 23, 2026
           File No. 333-292918
Dear Richard Stewart:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Chelsea Anderson, Esq.